Exhibit 99.3

  CONSOLIDATED BALANCE SHEETS

   (Unaudited; In thousands of U.S. dollars)

	Notes	September 30, 2011	December 31, 2010 (notes 6, 28)	January 1, 2010 (notes 6, 28)
Assets		$	$	$
Current assets
Cash, cash equivalents and short-term investments	7	1,056,548	270,779	191,374
Gold bullion (market value $162,221; December 31, 2010 – $140,551; January 1, 2010 – $108,749)	8	42,120	40,411	40,408
Receivables and other current assets	9	130,225	81,848	82,912
Inventories	10	253,721	204,716	160,897
		1,482,614	597,754	475,591
Non-current assets
Investments in associates	6	17,894	246,122	232,438
Mining assets		1,811,526	1,788,703	1,624,511
Exploration and evaluation assets	11	323,570	306,215	174,661
Goodwill	12	256,689	267,978	267,978
Other non-current assets	13	255,332	224,333	174,735
		2,665,011	2,833,351	2,474,323
		4,147,625	3,431,105	2,949,914
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		172,528	158,410	140,463
Income and mining taxes payable		100,502	52,416	33,485
Dividends payable		5,296	31,324	24,507
Current portion of asset retirement obligations	15(a)	2,518	4,511	7,119
Current portion of other non-current liabilities		16,182	6,825	5,819
		297,026	253,486	211,393
Non-current liabilities
Deferred income and mining tax liabilities		210,208	216,784	206,944
Asset retirement obligations	15(a)	194,836	182,910	112,094
Other non-current liabilities		17,708	19,804	13,031
		422,752	419,498	332,069
		719,778	672,984	543,462
Equity
Equity attributable to equity shareholders of the Company:
Common shares	16	2,306,145	2,255,498	2,201,528
Contributed surplus		19,466	18,789	12,301
Retained earnings		1,019,114	383,602	151,758
Fair value reserve		40,871	43,268	17,659
		3,385,596	2,701,157	2,383,246
Non-controlling interests		42,251	56,964	23,206
		3,427,847	2,758,121	2,406,452
		4,147,625	3,431,105	2,949,914

    Commitments and contingencies (note 25)

    See the accompanying notes, which are an integral part of these unaudited consolidated interim financial statements.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

  IAMGOLD CORPORATION

  CONSOLIDATED STATEMENTS OF EARNINGS

   (Unaudited; In thousands of U.S. dollars, except per share amounts)

		Three months ended September 30 (notes 6, 28)		Nine months ended September 30 (notes 6, 28)
	Notes	2011	2010	2011	2010
		$	$	$	$
Revenues		431,894	234,701	1,191,582	656,159
Mining costs	19	240,772	139,208	650,239	393,064
General and administrative expenses	20	14,374	10,480	37,741	35,116
Exploration expenses		20,336	12,216	52,276	31,906
Other		(133)	114	1,243	(1,103)
Operating costs		275,349	162,018	741,499	458,983
Earnings from operations		156,545	72,683	450,083	197,176
Finance costs	21	(1,972)	(1,216)	(5,662)	(4,360)
Foreign exchange losses		(11,866)	(8,530)	(12,099)	(5,016)
Interest income, derivatives and other investment gains (losses)	22	(12,429)	7,209	10,988	13,532
Earnings before income and mining taxes		130,278	70,146	443,310	201,332
Income and mining tax expenses	23	(70,271)	(30,282)	(161,081)	(88,535)
Net earnings from continuing operations		60,007	39,864	282,229	112,797
Net earnings (loss) from discontinued operations	6(c)	(9,232)	14,646	415,320	32,558
Net earnings		50,775	54,510	697,549	145,355

Net earnings from continuing operations attributable to:
Equity shareholders of the Company		49,982	37,359	257,705	106,007
Non-controlling interests		10,025	2,505	24,524	6,790
Net earnings from continuing operations		60,007	39,864	282,229	112,797

Net earnings attributable to:
Equity shareholders of the Company		40,750	52,005	673,025	138,565
Non-controlling interests		10,025	2,505	24,524	6,790
Net earnings		50,775	54,510	697,549	145,355

Weighted average number of common shares outstanding attributable to equity shareholders of the Company (in thousands)	16(d)
Basic		375,395	372,080	374,635	370,920
Diluted		376,835	373,852	376,280	372,851
Earnings from continuing operations attributable to equity shareholders of the Company per share ($ per share)
Basic		0.13	0.10	0.69	0.29
Diluted		0.13	0.10	0.68	0.28
Earnings attributable to equity shareholders of the Company per share ($ per share)
Basic		0.11	0.14	1.80	0.37
Diluted		0.11	0.14	1.79	0.37

    See the accompanying notes, which are an integral part of these unaudited consolidated interim financial statements.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

 IAMGOLD CORPORATION

 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

 (Unaudited; In thousands of U.S. dollars)

		Three months ended September 30 (notes 6, 28)		Nine months ended September 30 (notes 6, 28)
	Notes	2011	2010	2011	2010
		$	$	$	$
Net earnings		50,775	54,510	697,549	145,355

Other comprehensive income (loss), net of tax:
Change in unrealized gain (loss) of available-for-sale financial assets, net of tax	18	(1,062)	20,738	4,486	24,672
Reversal of unrealized gain on sale and impairment of available-for-sale financial assets, net of tax	18	(6,077)	(1,045)	(6,883)	(8,774)
Total other comprehensive income (loss), net of tax		(7,139)	19,693	(2,397)	15,898

Comprehensive income		43,636	74,203	695,152	161,253

Comprehensive income from continuing operations		52,868	59,557	279,832	128,695
Comprehensive income (loss) from discontinued operations	6(c)	(9,232)	14,646	415,320	32,558
Comprehensive income		43,636	74,203	695,152	161,253

Comprehensive income attributable to:
Equity shareholders of the Company		33,611	71,698	670,628	154,463
Non-controlling interests		10,025	2,505	24,524	6,790
		43,636	74,203	695,152	161,253

    See the accompanying notes, which are an integral part of these unaudited consolidated interim financial statements.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

IAMGOLD CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited; In thousands of U.S. dollars)

		Attributable to Equity Shareholders of the Company
Nine months ended September 30, 2011	Notes	Common Shares	Contributed Surplus	Retained Earnings	Fair Value Reserve	Total	Non- controlling Interests	Total Equity
		$	$	$	$	$	$	$
Balance December 31, 2010	28	2,255,498	18,789	383,602	43,268	2,701,157	56,964	2,758,121

Net earnings		-	-	673,025	-	673,025	24,524	697,549
Net change in fair value of available-for-sale financial assets, net of tax	18	-	-	-	(2,397)	(2,397)	-	(2,397)
Total comprehensive income		-	-	673,025	(2,397)	670,628	24,524	695,152
Issuance of shares, net of issue costs	16	34,618	-	-	-	34,618	-	34,618
Gain on sale of treasury shares		-	85	-	-	85	-	85
Issuance of shares for share-based payments		16,029	(4,601)	-	-	11,428	-	11,428
Share-based payments	17	-	5,193	-	-	5,193	-	5,193
Dividends		-	-	(37,513)	-	(37,513)	(11,713)	(49,226)
Disposal of a subsidiary – La Arena project	5	-	-	-	-	-	(27,524)	(27,524)
Total transactions with owners		50,647	677	(37,513)	-	13,811	(39,237)	(25,426)
Balance September 30, 2011		2,306,145	19,466	1,019,114	40,871	3,385,596	42,251	3,427,847

Nine months ended September 30, 2010
Balance January 1, 2010	28	2,201,528	12,301	151,758	17,659	2,383,246	23,206	2,406,452
Net earnings		-	-	138,565	-	138,565	6,790	145,355
Net change in fair value of available-for-sale financial assets, net of tax	18	-	-	-	15,898	15,898	-	15,898
Total comprehensive income		-	-	138,565	15,898	154,463	6,790	161,253
Issuance of shares, net of issue costs	16	29,187	-	-	-	29,187	-	29,187
Exercise of warrants		3,037	-	-	-	3,037	-	3,037
Gain on sale of treasury shares		-	429	-	-	429	-	429
Issuance of shares for share-based payments		19,964	(5,820)	-	-	14,144	-	14,144
Share-based payments	17	-	6,144	-	-	6,144	-	6,144
Dividends		-	-	-	-	-	(8,674)	(8,674)
Change in ownership – La Arena project		-	3,949	-	-	3,949	11,024	14,973
Total transactions with owners		52,188	4,702	-	-	56,890	2,350	59,240
Balance September 30, 2010		2,253,716	17,003	290,323	33,557	2,594,599	32,346	2,626,945

See the accompanying notes, which are an integral part of these unaudited consolidated interim financial statements.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

IAMGOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited; In thousands of U.S. dollars)

		Three months ended September 30 (notes 6, 28)		Nine months ended September 30 (notes 6, 28)
	Notes	2011	2010	2011	2010
		$	$	$	$
Operating activities:
Net earnings from continuing operations		60,007	39,864	282,229	112,797
Adjustments for:
Financing costs		1,972	1,216	5,662	4,360
Depreciation, depletion and amortisation		37,567	32,593	112,029	84,596
Adjustment to asset retirement obligations related to closed mines	15(a)	12,279	-	12,279	-
Income and mining tax expenses		70,271	30,282	161,081	88,535
Unrealized foreign exchange loss (gain) on cash and cash equivalents		16,018	(59)	15,182	334
Other non-cash items	24(a)	15,350	(3,199)	(4,469)	(3,698)
Adjustments for cash items	24(b)	(2,455)	(3,098)	(4,913)	(7,024)
Movements in non-cash working capital items and long-term ore stockpiles	24(c)	433	(33,199)	(79,263)	(55,905)
Cash generated from operating activities		211,442	64,400	499,817	223,995
Interest paid		(669)	(753)	(2,231)	(2,016)
Income and mining taxes paid		(36,752)	(14,200)	(112,455)	(75,300)
Net cash from operating activities		174,021	49,447	385,131	146,679
Investing activities:
Acquisition of mining assets		(67,659)	(34,794)	(152,235)	(221,225)
Acquisition of exploration and evaluation assets		(35,000)	(21,174)	(95,503)	(84,370)
Short-term investments		(169,887)	-	(169,887)	-
Disposal of the La Arena project	5	-	-	48,847	-
Disposal of Tarkwa and Damang mines	6(a)	-	-	667,000	-
Disposal of the Mupane mine	6(b)	6,559	-	6,559	-
Other	24(d)	(3,014)	692	(16,988)	13,505
Net cash from (used in) investing activities		(269,001)	(55,276)	287,793	(292,090)
Financing activities:
Proceeds from loan		-	20,000	-	50,000
Repayment of debt		-	(20,000)	-	(50,000)
Financing costs		-	-	-	(2,365)
Issuance of shares, net of issue costs		5,923	13,879	52,938	53,751
Dividends paid		(41,825)	(2,489)	(75,254)	(30,014)
Other		60	-	85	429
Net cash from (used in) financing activities		(35,842)	11,390	(22,231)	21,801
Impact of foreign exchange on cash and cash equivalents		(16,018)	59	(15,182)	(334)
Net cash from (used in) discontinued operations and net cash held at discontinued operations	6(d)	(13,976)	3,581	(19,629)	45,225
Increase (decrease) in cash and cash equivalents		(160,816)	9,201	615,882	(78,719)
Cash and cash equivalents, beginning of period		1,047,477	103,454	270,779	191,374
Cash and cash equivalents, end of period	7	886,661	112,655	886,661	112,655

    See the accompanying notes, which are an integral part of these unaudited consolidated interim financial statements.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

IAMGOLD CORPORATION

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTERS ENDED SEPTEMBER 30, 2011 AND 2010

(Amounts in notes are in U.S. dollars, and tabular amounts are in thousands of U.S. dollars, except where otherwise indicated.)

1.	CORPORATE INFORMATION

The unaudited condensed consolidated interim financial statements (“consolidated interim financial statements”) of IAMGOLD Corporation (“IAMGOLD” or “the Company”) for the third quarter ended September 30, 2011 were authorized for issue in accordance with a resolution of the directors on November 8, 2011. IAMGOLD is a limited company incorporated and domiciled in Canada whose shares are publicly traded. The address of the Company’s registered office is 401 Bay Street, Suite 3200, Toronto, Ontario, Canada.

The principal activities of the Company are the exploration for, development and operation of gold mining properties and the operation of a niobium mine.

2.	BASIS OF PREPARATION

(a)	Statement of compliance

The consolidated interim financial statements of IAMGOLD and all its subsidiaries for the third quarter ended September 30, 2011 have been prepared in accordance with IAS 34, Interim Financial Reporting. The consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements. Accordingly certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed.

The significant accounting policies applied in these consolidated interim financial statements are presented in note 3 and are based on IFRS in effect as of November 8, 2011. Any changes to IFRS that will impact the annual consolidated financial statements for the year ending December 31, 2011 could result in a restatement of these consolidated interim financial statements.

Certain comparative figures have been reclassified to conform to the consolidated interim financial statements presentation adopted during the third quarter of 2011.

An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in note 28. This note includes reconciliations of equity, net earnings and total comprehensive income reported under previous Canadian generally accepted accounting principles to those reported under IFRS for the 2010 comparative periods and as at the date of transition.

(b)	Basis of measurement

The consolidated interim financial statements have been prepared on a historical cost basis, except for the following, which are measured at fair value:

•	derivative financial instruments

•	financial instruments at fair value through profit and loss

•	available-for-sale assets

The methods used to measure fair values are discussed further in note 14.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

(c)	Basis of consolidation

Subsidiaries and associates related to significant properties of the Company are accounted for as follows:

Name	Property – Location	Ownership Interest as at September 30, 2011	Accounting Method
Rosebel Gold Mines N.V.	Rosebel mine – Suriname	95%	Consolidated

Essakane S.A.	Essakane mine – Burkina Faso	90%	Consolidated

Doyon division including the Westwood project(1)	Doyon division – Canada	100%	Consolidated

La Société d’Exploitation des Mines d’Or de Sadiola S.A.	Sadiola mine – Mali	41%	Proportionately consolidated

Société d’Exploitation des Mines d’Or de Yatela S.A.	Yatela mine – Mali	40%	Proportionately consolidated

Galane Gold Ltd.(2)	Mupane mine – Botswana	48.5%	Equity method of accounting (2)

IAMGOLD Ecuador S.A.	Quimsacocha project – Ecuador	100%	Consolidated

Niobec Inc.	Niobec mine – Canada	100%	Consolidated

(1)	Part of IAMGOLD Corporation.

(2)

On August 31, 2011, the Company sold its wholly-owned investment in Gallery Gold (Pty) Ltd, including its Mupane gold mine (note 6(b)). As part of the consideration received, IAMGOLD received 21,875,000 common shares of Galane Gold Ltd. (“Galane”), the new owner of the Mupane mine, representing approximately 48.5% of the outstanding shares of Galane.

Subsidiaries are entities controlled by the Company. Joint ventures are those entities over which the Company has joint control established by contractual agreement and requiring unanimous consent of the joint venturers for strategic, financial and operating decisions. Financial results of joint ventures are proportionately consolidated from the date that joint control commences until the date that joint control ceases, and are prepared for the same reporting period as the parent company, using consistent accounting policies.

Investments in associates are those entities in which the Company has significant influence, but no control or joint control, and are accounted for using the equity method. The Company’s share of net earnings from investments in associates is recognized in the consolidated statement of earnings and accounted for as an increase in investments in associates in the consolidated balance sheet. The cash received from investments in associates is accounted for as a decrease of investments in associates in the consolidated balance sheet.

All intra-company balances, income and expenses and unrealized gains and losses resulting from intra-company transactions are eliminated on consolidation.

(d)	Functional and presentation currency

The consolidated financial statements are presented in U.S. dollars, which is the functional currency of the Company, its subsidiaries, joint ventures and associates. All tabular amounts are in thousands of U.S. dollars, except where otherwise indicated.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

Any monetary items denominated in a foreign currency are converted to U.S. dollars at the exchange rate in effect at the balance sheet date, non-monetary items at historical exchange rates, revenues and expenses at the average exchange rate in effect on the dates they occur and, depreciation, depletion and amortisation at the same historical exchange rates as the assets to which it relates. Foreign exchange gains and losses are recorded in the statement of earnings.

(e)	Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

(i)	Mineral reserves and resources

Mineral reserves and resources estimates have been estimated by qualified persons as defined in accordance with Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements.

Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity in question and the future cost of operations. The mineral reserve and resource estimates are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in metal prices and operating costs subsequent to the date of an estimate, may justify revision of such estimates.

A number of accounting estimates, as described in the following relevant accounting policy notes, are impacted by the reserve and resource estimates:

•	Note 3(e) – Depreciation

•	Note 3(f) – Mineral exploration and evaluation costs

•	Note 3(g) – Business combinations and goodwill

•	Note 3(j)(ii) – Impairment of non-financial assets

•	Note 3(k) – Asset retirement obligations

(ii)	Other

In addition, the following areas of judgments, estimates and assumptions are described in the following notes:

•	Note 3(a) – Financial instruments

•	Note 3(l)(ii) – Deferred income and mining tax

•	Note 3(o) – Share-based payment

•	Notes 15 and 25 – Provisions, commitments and contingencies

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Financial instruments

The Company recognizes financial assets and financial liabilities on the date it becomes a party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, cancelled or expired.

Certain financial instruments are recorded at fair value on the balance sheet. Current market conditions have an impact on these fair values. These represent management’s estimates and are subject to risks and uncertainties.

(i)	Non-derivative financial instruments

Non-derivative financial instruments comprise cash and cash equivalents, short-term investments, trade and other receivables, marketable securities, warrants held as investments, and trade and other payables.

Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs where applicable. Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.

Available-for-sale financial assets

The Company’s investments in marketable securities are designated as available-for-sale financial assets and recorded at fair value on the trade date with transaction costs included in the recorded amount. Unrealized gains and losses on available-for-sale investments are recognized in other comprehensive income (fair value reserve) until investments are disposed of or when there is objective evidence of an impairment in value, at which point accumulated gains and losses in fair value reserve are transferred to earnings.

Financial assets at fair value through profit and loss

Cash and cash equivalents, short-term investments and warrants held as investments are designated as financial assets at fair value through profit and loss and are measured at fair value. Cash equivalents are short-term deposits or investments with initial maturities of three months or less. Short-term investments have initial maturities of more than three months. Warrants held as investments are measured at fair value using the Black-Scholes pricing model. Unrealized gains or losses related to changes in the fair value are included in interest income, derivatives and other investment gains in the consolidated statement of earnings.

Loans and receivables

Trade and other receivables are classified as loans and receivables and are carried at amortised cost using the effective interest rate method, less impairment losses, if any.

Loans and borrowings

Loans and borrowings relate to the credit facility which is accounted for at amortised cost, using the effective interest rate method. Amortisation is calculated on a straight-line basis over the term of the credit facility.

(ii)	Derivative financial instruments

The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations of the U.S. dollar compared to other currencies, and fluctuations in commodity prices such as for oil, aluminum and gold. All derivative instruments not designated as a hedge are classified as financial assets at fair value through profit and loss.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

Derivative instruments, including embedded derivatives, are recorded on the consolidated balance sheet at fair value. Subsequent to initial recognition, these derivatives are measured at fair value. The fair value of derivative instruments is based on forward rates considering the market price, rate of interest and volatility and takes into account the credit risk of the financial instrument.

Changes in estimated fair value, including translation differences, at each reporting date, are included in the consolidated statement of earnings as a derivative gain or loss.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related.

(b)	Gold bullion

Investments in gold bullion are valued at the lower of average cost and net realizable value.

(c)	Inventories

Gold and niobium production inventories and concentrate inventory are valued at the lower of cost or net realizable value. Production costs include the cost of materials, labour, mine site production overheads and depreciation to the applicable stage of processing.

Ore stockpiles are valued at the lower of cost and net realizable value. The cost of ore stockpiles is increased based on the related current mining cost of the period, and decreases in stockpiles are charged back to mining costs using the weighted average cost per tonne. Stockpiles are segregated between current and long-term inventories on the consolidated balance sheet.

Mine supplies are valued at the lower of average purchase cost and net realizable value. Provisions for redundant and slow-moving items are made by reference to specific items of stock. Spare parts, stand-by and servicing equipment held are generally classified as inventories. Major capital spare parts and stand-by equipment (insurance spares) are classified as a component of mining assets.

(d)	Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment charges.

The initial cost of an asset comprises its purchase or construction cost, any costs directly attributable to bringing the asset to a working condition for its intended use, the initial estimate of the rehabilitation obligation, and for qualifying assets, borrowing costs. The purchase price or the construction cost is the aggregate cash paid and the fair value of any other consideration given to acquire the asset.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in the consolidated statement of earnings within interest income, derivatives and other investments gains or losses.

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. Costs of the day-to-day servicing of property, plant and equipment are recognized in the statement of earnings as incurred.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

Property, plant and equipment presented on the consolidated balance sheet are as follows:

(i)	Mining assets

Mining assets represent the capitalized expenditures related to:

¡	mine and other construction in progress, and
¡	the operation of mineral properties in the production stage, including:
–	mining properties and deferred costs, which include values beyond proven and probable reserves (“VBPP”) and capitalized stripping costs, and
–	plant and equipment.

a.	Mine and other construction in progress costs

Upon determination of technical feasibility and commercial viability, the related exploration and evaluation assets (refer to note (f) below), including VBPP related to the project, are transferred to mine and other construction in progress costs. These amounts plus all subsequent expenditures are capitalized. Costs are not amortised until such time as the project is brought into production.

Mine construction costs include expenditures to develop new ore bodies, define further mineralization in existing ore bodies, and construct, install and complete infrastructure facilities.

Financing costs are capitalized to the project when funds have been borrowed, either to specifically finance a project or for general borrowings during the period of construction. The amount of borrowing costs capitalized cannot exceed the actual amount of borrowing costs incurred during the period.

The date of transition from construction to production accounting is based on both qualitative and quantitative criteria such as substantial physical project completion, sustained level of mining, sustained level of processing activity, and passage of a reasonable period of time. Upon completion of mine construction activities (based on the determination of the commencement of production), costs are transferred from exploration and evaluation assets and incorporated into the appropriate categories of mining assets.

b.	Mining properties and deferred costs

Capitalized costs for exploration and evaluation on or adjacent to sites where the Company has mineral deposits, are classified as mining properties and deferred costs within mining assets.

c.	Stripping costs

Mining costs associated with stripping activities in an open pit mine are expensed unless the stripping activity can be shown to represent a betterment to the mineral property in which case, the stripping costs would be capitalized. Capitalized stripping costs are included in “mining properties and deferred costs” within mining assets and are amortised over the reserves that directly benefit from the stripping activity on a units-of-production basis.

(ii)	Corporate equipment

Corporate equipment (located at corporate locations) include the following categories of assets: furniture and equipment, computer equipment, software, scientific instruments and equipment, vehicles and leasehold improvements. Corporate equipment are classified in other non-current assets.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

(e)	Depreciation

Effective from the point they are ready for their intended use, mining assets, corporate equipment and royalty interests are amortised on a straight line basis or using the units-of-production method over the shorter of the estimated economic life of the asset or the mining operation. The method of amortisation is determined based on that which best represents the use of the assets.

The reserve and resource estimates for each operation are the prime determinants of the life of that mine. In general, an ore body where the mineralization is reasonably well defined is amortised over its proven and probable mineral reserves. Non reserve material may be included in depreciation calculations in limited circumstances where there is a high degree of confidence in its economic extraction. Changes in the estimate of mineral reserves and resources will result in changes to the depreciation and will be accounted for on a prospective basis over the remaining life of the operation.

Estimated useful lives normally vary from five to fifteen years for items of plant and equipment to a maximum of twenty years for buildings.

Amounts relating to VBPP are not amortised until resources are converted into reserves. Amounts relating to capitalized costs of exploration and evaluation assets and mine and other construction in progress are not amortised as the assets are not available for use.

The basis of amortisation for capitalized stripping is the ore to be extracted as a result of the specific stripping activity and is determined on a units-of-production basis. The borrowing costs are amortised over the useful life of the related asset.

Residual values, useful lives and amortisation methods are reviewed at least annually and adjusted if appropriate. The impact of changes to the estimated useful lives or residual values is accounted for prospectively.

(f)	Mineral exploration and evaluation costs

Mineral exploration costs are charged to earnings in the period in which they are incurred.

Evaluation costs are expenditures for activities that relate to the evaluation of the technical feasibility and commercial viability of extracting a mineral resource on sites where the Company does not have mineral deposits already being mined or constructed, and are capitalized as exploration and evaluation assets.

Upon determination of technical feasibility and commercial viability of extracting a mineral resource, capitalized costs in exploration and evaluation assets are transferred into mine and other construction in progress, which are classified as a component of mining assets.

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether future economic benefits may be realized, which are based on assumptions about future events and circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditures are capitalized, any information becomes available suggesting that the expenditures are not recoverable, the amount capitalized is recognized in the consolidated statement of earnings as impairment in the period when the new information becomes available.

(g)	Business combinations and goodwill

Business combinations are accounted for using the acquisition method of accounting whereby identifiable assets acquired and liabilities assumed are recorded at fair value as of the date of acquisition. Mineral rights that can be reliably valued are recognized in the assessment of fair values on acquisition, including amounts attributable to VBPP. The excess of the purchase price over the fair value of net assets acquired is recorded as goodwill.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

When VBPP are transferred to reserves, the excess of fair values over the carrying values of the acquired assets and liabilities is amortised over proven and probable reserves and is subject to impairment tests.

For non-wholly owned subsidiaries, non-controlling interests are initially recorded at the fair value of the non-controlling interests share holdings or the non-controlling interests’ proportion of the fair values of the assets and liabilities recognized at acquisition.

When a subsidiary is acquired in a number of stages, the carrying value of interests prior to acquisition of control is re-measured to fair value on the date control is acquired, amounts previously recognized in other comprehensive income in respect of the subsidiary are reversed, and the difference is recognized in earnings.

If a transaction does not meet the definition of a business combination under IFRS, the transaction is recorded as an asset acquisition.

Goodwill and negative goodwill can arise on the acquisition of subsidiaries, joint ventures and investments in associates. When the net of the amounts assigned to assets acquired and liabilities assumed exceeds the cost of purchase, any excess calculated is recognized as negative goodwill and recorded in the consolidated statement of earnings at the date of acquisition.

Subsequent to initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purposes of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to cash generating units (“CGU”) that are expected to benefit from the synergies of the combination.

(h)	Other intangible assets

Other intangible assets are related to the fair value of favourable supplier contracts accounted for on a prior acquisition. The fair value is determined using a differential cost method based on cost savings expected from favourable terms of supplier contracts. Other intangible assets are amortised under the straight-line method based on the terms of each contract, which range from 2 to 20 years. Other intangible assets are classified in other non-current assets on the consolidated balance sheet.

(i)	Royalty interests

The Company records its royalty interests at cost, net of accumulated amortisation and impairment charges. Royalty interests are classified in other non-current assets on the consolidated balance sheet.

(j)	Impairment

(i)	Financial assets

Financial assets at fair value through profit and loss are tested for impairment at each reporting date to determine whether there is any objective evidence of impairment. A financial asset is considered to be impaired if objective evidence, that can be estimated reliably, indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of marketable securities and warrants held as investments is calculated by reference to its fair value.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

A prior period impairment loss for loans and receivables is tested for possible reversal of impairment whenever an event or change in circumstance indicates the impairment may have reversed. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount to a maximum of the carrying value that would have been determined had no impairment loss been recognized in prior periods. An impairment loss reversal would be recognized into the consolidated statement of earnings.

(ii)	Non-financial assets

If a property is abandoned or deemed economically unfeasible, the related project balances are written off.

The Company conducts annual impairment assessments of the values of goodwill and long-lived assets, including mining assets, exploration and evaluation assets and royalty interests. Further, if at any other point an indication of impairment exists, an estimate of the asset’s recoverable amount is calculated. The recoverable amount is determined as the higher of the asset’s fair value less costs to sell (“FVLCS”) and value in use (“VIU”). The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, the individual assets are grouped together into a CGU for impairment purposes. The CGU represents the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets or other groups of assets.

If the carrying amount of the asset or CGU exceeds its recoverable amount, an impairment loss is first recorded against any goodwill allocated to the relevant CGU. If the impairment loss is greater than the attributable goodwill, the excess is then recorded to the other long-lived assets in the CGU on a pro rata basis.

A prior period impairment loss is tested for possible reversal of impairment whenever an event or change in circumstance indicates the impairment may have reversed. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount to a maximum of the carrying value that would have been determined had no impairment loss been recognized in prior periods. An impairment loss reversal is recognized into the consolidated statement of earnings. Impairment losses recognized in relation to goodwill are not reversed for subsequent increases in its recoverable amount.

The recoverable amount is determined based on the present value of estimated future cash flows from each long-lived asset or CGU, which are calculated based on numerous assumptions such as proven and probable reserves, resources when appropriate, estimates of discount rates, realizable metals prices, operating costs, capital and site restoration expenses and estimated future foreign exchange and inflation rates, as defined under IFRS for FVLCS and VIU. Management’s assumptions and estimate of future cash flows are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company’s control. Therefore, it is reasonably possible that changes could occur with evolving economic conditions, which may affect the recoverability of the Company’s long-lived assets and goodwill. If the Company fails to achieve its valuation assumptions or if any of its long-lived assets or CGU experiences a decline in its fair value, then this may result in an impairment charge in future periods, which would reduce the Company’s earnings.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

(k)	Asset retirement obligations

The Company records the present value of estimated costs of legal and constructive obligations required to restore locations in the period in which the obligation is incurred with a corresponding increase in the carrying value of the related mining asset. The obligation is generally considered to have been incurred when mine assets are constructed or the ground environment is disturbed at the production location. The discounted liability is adjusted at the end of each period to reflect the passage of time, based on the discount rates that reflect current market assessments and the risks specific to the liability, and changes in the estimated future cash flows underlying the obligation.

The Company also estimates the timing of the outlays, which is subject to change depending on continued operation or newly discovered reserves.

The periodic unwinding of the discount is recognized in earnings as a finance cost. Additional disturbances or changes in restoration costs or in discount rates will be recognized as changes to the corresponding assets and asset retirement obligation when they occur. Environmental and on-going site reclamation costs at operating mines, as well as changes to estimated costs and discount rates for closed sites, are charged to earnings in the period during which they occur.

(l)	Income and mining taxes

(i)	Current income and mining tax

Current income and mining tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Current income and mining tax assets and current income and mining tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Current income and mining taxes relating to items recognized directly in equity are recognized directly in equity.

(ii)	Deferred income and mining tax

Deferred income and mining tax is provided using the balance sheet method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income and mining tax liabilities are recognized for all taxable temporary differences, except:

•

Where the deferred income and mining tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit; and

•

In respect of taxable temporary differences associated with investments in subsidiaries, and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled by the parent, or venturer and it is probable that the temporary differences will not reverse in the foreseeable future.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

Deferred income and mining tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•

When results from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of deductible temporary differences associated with investments in subsidiaries, and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income and mining tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income and mining tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

A translation gain or loss will arise where the local tax currency is not the same as the functional currency. A deferred tax is recognized on the difference between the book value of the non-monetary assets and the underlying tax basis, translated to the functional currency using the current foreign exchange rate.

Deferred income and mining tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is expected to be realized or the liability settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred income and mining taxes relating to items recognized directly in equity are recognized directly in equity.

Deferred income and mining tax assets and deferred income and mining tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

There is no certainty that income and mining tax rates will be consistent with current estimates. Changes in tax rates increase the volatility of the Company’s earnings.

(m)	Flow-through shares

Flow-through common shares are recognized in equity based on the quoted price of the existing shares on the date of the issue. The difference between the amount recognized in common shares and the amount the investor pays for the shares is recognized as a deferred gain which is reversed into earnings as eligible expenditures are incurred. The deferred tax impact is recorded as eligible expenditures are incurred, provided the Company has the intention to renounce the related tax benefits.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

(n)	Earnings per share

The Company presents basic and diluted earnings per share data for its common shares. Basic earnings per share are calculated by dividing earnings attributable to equity shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share are determined by adjusting the weighted average number of common shares for the dilutive effect of share-based payments, employees performance share units, and warrants using the treasury stock method.

(o)	Share-based payments

The Company has the following share-based payment plans with related costs included in general and administrative expenses.

(i)	Share options, share bonus plan, and deferred share plan

The Company operates a number of equity-settled share-based payment plans in respect of its employees. Compensation costs are measured based on the grant date fair value of the equity-settled instruments and recognized upon grant date over the related service period in the statement of earnings and credited to contributed surplus within shareholders’ equity.

The fair value is based on market prices of the equity-settled instruments granted, taking into account the terms and conditions upon which those equity-settled instruments were granted. The fair value of equity-settled instruments granted is estimated using the Black-Scholes model and appropriate assumptions at grant date.

The model requires management estimates such as risk-free interest rate, volatility and weighted average expected life impacting weighted average grant date fair value. The weighted average grant date fair value is the basis for which share-based payments are recognized in earnings.

Upon exercise of options and/or issuance of shares, consideration paid by employees, as well as the grant date fair value of the equity-settled instruments, are transferred to common shares.

(ii)	Directors share bonus plan

Share bonuses to directors are expensed on issuance as they vest immediately. They are measured at the date of issuance at the closing market price of the last day of the quarter.

(iii)	Share purchase plan

The Company provides a share purchase plan where the Company contributes towards the purchase of shares on the open market. The Company’s contribution vests on December 31 of each year and is charged to earnings in the year of contribution.

(p)	Revenue recognition

Revenues include sales of gold, niobium and by-product concentrate as well as royalty revenue.

Revenues from the sale of gold and by-products (silver and copper concentrate) are recognized when the metal is delivered to the counterparties to the transaction.

Revenues from the sale of niobium (ferroniobium) are recognized when legal title (rights and obligations) to the ferroniobium is transferred to the buyer.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

Royalty revenue is recognized when the Company has reasonable assurance with respect to measurement and collectability. Revenue based royalties such as Net Smelter Return (“NSR”) or Gross Proceeds Royalties are determined based on the proceeds from the sale or other disposition of minerals recovered from the property on which the royalty interest is held. The form, manner and timing of the receipt of any specific royalty payment are governed by the corresponding royalty agreement with the owner of the royalty property.

(q)	Assets held for sale and discontinued operations

A discontinued operation is a component of the Company that either has been disposed of or is classified as held for sale, i.e. if its carrying value will be recovered principally through a sale transaction rather than through continuing use and when the relevant criteria are met. A component of the Company comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. Results of operations and any gain or loss on the disposal are disclosed separately as net earnings from discontinued operations in the consolidated statement of earnings and comparative periods are reclassified accordingly.

4.	FUTURE ACCOUNTING POLICIES

IFRS 9 – Financial instruments

The IASB has issued IFRS 9, Financial Instruments, which is a four-part project proposing to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 is planned to be effective on January 1, 2013. In August 2011, the IASB issued an exposure draft that proposes to adjust the mandatory effective date from January 1, 2013 to January 1, 2015. The Company is in the process of evaluating the impact of the change to its consolidated financial statements as a result of the new standard.

IFRS 10 – Consolidated financial statements

The IASB recently issued its new suite of consolidation and related standards, replacing the existing accounting for subsidiaries and joint ventures (now joint arrangements), and making limited amendments in relation to associates. IFRS 10 supersedes IAS 27, Consolidated and separate financial statements, and SIC 12, Consolidation – Special purpose entities. IFRS 10 will be effective January 1, 2013 and early adoption is permitted. The Company is in the process of evaluating the requirements of the new standards.

IFRS 11 – Joint arrangements, and

IAS 28 – Amended standard on associates and joint ventures

The IASB replaced the existing guidance for joint ventures (new arrangements) and made limited amendments in relation to associates and the application of the equity method of accounting. Under IFRS 11, joint arrangements are now classified as either joint operations or joint ventures, depending upon the rights and obligations of the parties to the arrangement.

Limited amendments were made to IAS 28 regarding associates and joint ventures held for sale and changes in interests held in associates and joint ventures. Under IFRS 11, joint ventures will be accounted for using the equity method instead of proportionate consolidation.

IFRS 11 and IAS 28 (2011) will be effective January 1, 2013 and early adoption is permitted. The Company will apply this new standard in relation to its joint ventures, Sadiola and Yatela. The Company is in the process of evaluating the requirements of the new standards.

IFRS 12 – Disclosure of interests in other entities

IFRS 12 replace the existing disclosure requirements for entities that have interests in subsidiaries, joint arrangements, and associates. IFRS 12 contains disclosure requirements for entities that have interests in unconsolidated structured entities. IFRS 12 will be effective January 1, 2013. The Company is in the process of evaluating the requirements of the new standards.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

IFRS 13 – Fair value measurement

IFRS 13 replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance, and defines value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. IFRS 13 is applicable prospectively starting January 1, 2013 and early application is permitted with disclosure of the fact. The Company is in the process of evaluating the requirements of the new standards.

IFRIC 20 – Stripping costs in the production phase of a surface mine

IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue to the entity from the stripping activity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 is applicable for annual period beginning on or after January 1, 2013 and early application is permitted. The Company is in the process of evaluating the requirements of the new standard.

5.	DIVESTITURES

La Arena project

In June 2009, an option and earn-in agreement was entered into with Rio Alto Mining Limited (“Rio Alto”) for the sale of the La Arena project in Peru. In 2009, the Company received 8,024,511 common shares (10.6% interest) and 1,500,000 warrants of Rio Alto for a total value of $1,400,000 at inception.

During the option term, Rio Alto earned-in newly issued shares of La Arena S.A., an IAMGOLD wholly-owned subsidiary, up to the maximum allowed under the agreement of 38.7% by incurring $30,000,000 in expenditures on the La Arena project. The Rio Alto expenditures on the La Arena project totaled $38,933,000 since June 2009.

In February 2011, as per the option agreement, Rio Alto purchased all of the outstanding shares of La Arena S.A. for a cash payment of $48,847,000 resulting in a gain of $10,517,000 (before income tax impact). The La Arena project was included in the Exploration and evaluation segment. Major classes of assets and liabilities included as part of the La Arena project were as follows as at the date of disposal:

$
Current assets	147
Exploration and evaluation assets	66,941
Corporate equipment	103
Goodwill	11,289
Current liabilities	(6,044)
Deferred income and mining tax liabilities	(6,582)
Non-controlling interests	(27,524)
Net carrying value	38,330

6.	DISCONTINUED OPERATIONS

(a)	Tarkwa and Damang mines (Investments in associates)

On June 22, 2011, IAMGOLD sold its 18.9% interests in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited (“Gold Fields”) for gross proceeds of $667,000,000 and recorded an after-tax gain on this sale of $402,837,000. Interests in Tarkwa and Damang mines were accounted for as investments in associates using the equity method. The Company ceased the equity method accounting as of the date of the agreement, April 15, 2011. The Tarkwa and Damang mines were previously reported under the segment of equity accounted items. For more information refer to note 6(c) below.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

(b)	Mupane mine

On August 31, 2011, the Company sold its wholly owned investment in Gallery Gold (Pty) Ltd which held the Company’s interest in the Mupane gold mine (“Mupane mine”) for $34,200,000 resulting in a gain on disposal of $5,276,000. The proceeds consisted of $12,506,000 in cash, a $3,800,000 promissory note, payable over three years at an annual interest rate of 6%, and 21,875,000 common shares of Galane Gold Ltd. (“Galane”) valued at $17,894,000, representing approximately 48.5% of the outstanding shares of Galane. The tax impact of the sale was a recovery of $1,500,000. The Mupane mine was previously reported under the Gold mines – Botswana segment.

Major classes of assets and liabilities included as part of the Mupane mine were as follows as at the date of disposal:

$
Cash and cash equivalents	5,947
Receivables and other current assets	1,978
Inventories	7,798
Mining assets	22,514
Non-current ore stockpiles	5,925
Accounts payable and accrued liabilities	(6,837)
Asset retirement obligations	(9,303)
Deferred income tax liabilities	(89)

Net carrying value	27,933

Consideration received, satisfied in cash	12,506
Cash and cash equivalents disposed of	5,947

Net cash inflow on disposal	6,559

Starting September 1, 2011, the interest of 48.5% in Galane (the new entity owning the Mupane mine) was accounted for as an investment in associates using the equity method.

(c)	Net earnings (loss) from discontinued operations

Results and gains on disposal of these discontinued operations are presented separately as net earnings (loss) from discontinued operations in the consolidated statement of earnings, and comparative periods have been adjusted accordingly.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
	$	$	$	$
Tarkwa and Damang mines
Share of earnings from investments in associates before its disposal	-	15,103	21,002	38,719
Gain on sale of investments in associates	261	-	402,837	-

Net earnings from the Tarkwa and Damang mines	261	15,103	423,839	38,719

Mupane mine
Revenues	12,742	19,411	50,475	52,003
Mining costs	(10,482)	(18,535)	(46,309)	(49,162)
Derivative loss on gold hedging contracts(1)	(18,748)	(939)	(19,451)	(8,358)
Other expenses	(81)	(373)	(310)	(582)
Income taxes	300	(21)	300	(62)

Net loss from the Mupane mine before its disposal	(16,269)	(457)	(15,295)	(6,161)

Gain on sale of the Mupane mine	5,276	-	5,276	-
Income tax recovery on sale	1,500	-	1,500	-
	6,776	-	6,776	-

Net loss from the Mupane mine	(9,493)	(457)	(8,519)	(6,161)

Net earnings (loss) from discontinued operations attributable to equity shareholders of the Company	(9,232)	14,646	415,320	32,558

(1)

The disposal of the Mupane mine lead to the retirement of outstanding Mupane gold hedges resulting in a realized derivative loss. In September 2011, the remaining hedging contracts that had not been delivered (71,600 ounces of gold with contract prices between $1,339 and $1,500 per ounce) were bought back at prices between $1,776 and $1,886 per ounce resulting in a realized loss of $26,074,000. In addition to the 8,800 ounces of gold exercised during the quarter and the reversal of previous fair value adjustments, the total derivative loss for gold contracts totalled $18,748,000 during the third quarter of 2011.

(d)	Net cash flow from (used in) discontinued operations and cash held for sale

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010

Cash flow from (used in):	$	$	$	$
Operating activities	(25,739)	4,203	(15,301)	31,750
Investing activities	(761)	(622)	(4,328)	13,475

Net cash flow from (used in) discontinued operations	(26,500)	3,581	(19,629)	45,225
Cash and cash equivalents held for sale at the beginning of the period	12,524	-	-	-
	(13,976)	3,581	(19,629)	45,225

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

7.	CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

	September 30 2011	December 31 2010	January 1 2010
	$	$	$
Cash	463,510	269,194	182,570
Cash equivalents:
Short-term deposits with initial maturities of three months or less	423,151	1,585	8,804
Cash and cash equivalents	886,661	270,779	191,374
Short-term investments	169,887	-	-
Cash, cash equivalents and short-term investments	1,056,548	270,779	191,374

8.	GOLD BULLION

		September 30 2011	December 31 2010	January 1 2010
Ounces held	(oz)	100,136	100,001	99,999
Weighted average acquisition cost	($/oz)	421	404	404
Acquisition cost	($000)	42,120	40,411	40,408
End of period spot price for gold	($/oz)	1,620	1,406	1,088
End of period market value	($000)	162,221	140,551	108,749

During the second quarter of 2011, the Company sold 1,412 ounces in conjunction with the sale of its interests in the Tarkwa and Damang properties, resulting in a gain of $1,412,000. The Company subsequently purchased back 1,412 ounces of gold on the open market.

During the third quarter of 2011, the Company received a dividend of 135 ounces of gold valued at $1,788 per ounce totaling $242,000.

9.	RECEIVABLES AND OTHER CURRENT ASSETS

	Note	September 30 2011	December 31 2010	January 1 2010
		$	$	$
Gold trade receivables		9,892	9,808	7,693
Settlement receivables from sales of niobium		17,224	12,666	20,720
Receivables from governments related to taxes, mineral rights and exploration tax credits		42,100	24,422	24,717
Royalty receivable		2,239	1,625	1,188
Other receivables		11,513	6,665	7,911
		82,968	55,186	62,229
Derivatives – currency contracts	14	-	-	142
Derivatives – heating oil option contracts	14	-	-	2,723
Derivatives – aluminum option contracts	14	-	-	186
Marketable securities – current portion		19,399	6,670	-
Prepaid expenses		27,858	19,992	17,632
		130,225	81,848	82,912

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

10.	INVENTORIES

	September 30 2011	December 31 2010	January 1 2010
	$	$	$
Current:
Finished goods:
Gold production inventories	38,876	38,632	32,104
Niobium production inventories	14,808	12,841	7,230
Concentrate inventory	33	589	661
Gold in process	10,337	6,960	10,991
Ore stockpiles	36,250	19,628	26,392
Mine supplies	153,417	126,066	83,519
	253,721	204,716	160,897

Included in Other non-current assets:
Ore stockpiles	114,316	97,880	70,370

11.	EXPLORATION AND EVALUATION ASSETS

Capitalized investments in exploration and evaluation properties, net of impairment charges, were as follows:

	Note	September 30 2011	December 31 2010	January 1 2010
		$	$	$
Canada – Westwood project		295,767	209,615	119,333
Ecuador – Quimsacocha project	25(a)	26,265	23,937	19,345
Tanzania – Other		-	726	726
French Guiana – Camp Caiman project	25(b)	1,538	3,223	3,476
Peru – La Arena project	5	-	66,941	30,008
Peru – Other		-	1,773	1,773
		323,570	306,215	174,661

Exploration expenses in the consolidated statement of earnings amounted to $20,336,000 in the third quarter of 2011 ($52,276,000 during the first nine months of 2011) compared to $12,216,000 during the third quarter of 2010 ($31,906,000 during the first nine months of 2010).

12.	GOODWILL

		Nine months ended September 30
Net book value	Note	2011	2010
		$	$
Balance, beginning of the period		267,978	267,978
Disposal of the La Arena project	5	(11,289)	-
Balance, end of the period		256,689	267,978

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

13.	OTHER NON-CURRENT ASSETS

	Note	September 30 2011	December 31 2010	January 1 2010
		$	$	$
Receivables from governments related to taxes, mineral rights and exploration tax credits		9,454	9,570	6,229
Marketable securities – non-current		80,972	69,331	49,237
Warrants held as investments		5,723	4,748	1,382
Royalty interests		23,808	26,514	28,688
Ore stockpiles – non-current		114,316	97,880	70,370
Corporate equipment		7,893	6,864	6,035
Other intangible assets		4,651	5,332	8,373
Restricted cash		1,274	5	5
Loan receivable	6(b)	3,800	-	-
Other assets		3,441	4,089	4,416

		255,332	224,333	174,735

14.	FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments.

	September 30, 2011		December 31, 2010		January 1, 2010
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
	$	$	$	$	$	$
Financial Assets (Liabilities)
Cash, cash equivalents and short-term investments	1,056,548	1,056,548	270,779	270,779	191,374	191,374
Receivables included in receivables and other	82,968	82,968	55,186	55,186	62,229	62,229
Derivatives – Currency contracts	(15,567)	(15,567)	-	-	142	142
Derivatives – Oil option and swap contracts	(805)	(805)	-	-	2,723	2,723
Derivatives – Aluminum option contracts	(591)	(591)	-	-	186	186
Marketable securities	100,371	100,371	76,001	76,001	49,237	49,237
Warrants held as investments	5,723	5,723	4,748	4,748	1,382	1,382
Accounts payable and accrued liabilities	(172,528)	(172,528)	(158,410)	(158,410)	(140,463)	(140,463)
Other long-term liability – Embedded derivatives(1)	(992)	(992)	(1,449)	(1,449)	(1,108)	(1,108)

(1)	Related to the contingent consideration for the purchase in 2009 of the additional 3% interest in Sadiola.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

(a)	Financial risk management objectives and policies

As at September 30, 2011, the Company’s cash, cash equivalents, short-term investments and gold bullion position valued at the end of the period gold market price, was $1,218,769,000 (December 31, 2010 – $411,330,000). The Company has a $350,000,000 unsecured revolving credit facility and a $50,000,000 revolving facility for the issuance of letters of credit. As at September 30, 2011 and December 31, 2010, no funds were drawn against the credit facility, and $17,663,000 (December 31, 2010 – $18,244,000) in letters of credit were used to guarantee certain asset retirement obligations.

Marketable securities and warrants held as investments, and market price risk

Investments in marketable securities are classified as available-for-sale financial assets and are recorded at fair value in receivables and other for marketable securities expected to be sold in the next 12 months, and for the remainder in other non-current assets on the consolidated balance sheet.

In the third quarter of 2011, an unrealized loss related to change in market price of marketable securities classified as available-for-sale of $1,305,000 (first nine months of 2011 – gain of $6,425,000) compared to a gain of $23,731,000 during the third quarter of 2010 (first nine months of 2010 – gain of $27,795,000) was recorded in the fair value reserve within equity.

The Company sold some of its marketable securities during the third quarters of 2011 and 2010 (and first nine months of 2011 and 2010). Gains previously included in the fair value reserve were transferred to the statement of earnings for $7,164,000 (first nine months of 2011 – $8,095,000) compared to of $1,194,000 during the third quarter of 2010 (first nine months of 2010 – $10,135,000).

At the end of the period, the Company reviewed the value of marketable securities for objective evidence of impairment based on both quantitative and qualitative criteria and determined that an impairment charge of $151,000 was required in 2011 (no impairment in 2010). Factors considered in determining impairment included a decreasing trend of these investments’ market value and other information available on these companies.

The Company also has share purchase warrants held as investments included in other non-current assets on the consolidated balance sheet. These warrants held as investments are considered financial assets at fair value through profit and loss. The unrealized gain or loss related to changes in fair value is reported under derivative gain or loss in the consolidated statement of earnings. An unrealized loss of $1,265,000 related to the change in the fair value of these warrants held as investments was recorded in the third quarter of 2011 (first nine months of 2011 – gain of $789,000) compared to a gain of $1,730,000 during the third quarter of 2010 (first nine months of 2010 – gain of $2,224,000).

At September 30, 2011, the impact of a change of 10% in the fair value of marketable securities and warrants held as investments would have resulted in a change in unrealized net of tax gain/loss of $8,350,000 that would be included in other comprehensive income, and a change of $496,000 in net earnings.

Currency exchange rate risk

During the second and third quarters of 2011, the Company increased its hedge position for its exposure to the Canadian dollar and the South African Rand (“Rand”; symbol:”ZAR”) by executing a combination of forward and option contracts. The Company’s objective is to hedge its exposure to these currencies resulting from operating and capital expenditures requirements at the Niobec and Essakane mines, the Westwood project, and corporate costs.

As at September 30, 2011, the Company had outstanding contracts for C$341,265,000 hedging 71% of its exposure for the remainder of 2011, and 73% of its exposure in 2012. Contracts rates are from $0.97 to $1.05. In addition, the Company had forward contracts in 2011 and 2012, that are related to the Essakane expansion project to buy ZAR 83,250,000 at ZAR 8.214/U.S.$ ($10,135,000). These contracts do not qualify for hedge accounting. The fair value was included in other liabilities (current and non-current) in the consolidated balance sheet.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

Fair value	September 30 2011	December 31 2010
	$	$
Canadian dollar	(15,523)	-
South African Rand (ZAR)	(44)	-
	(15,567)	-

Fair value adjustments (unrealized gain (loss) on contracts) and a realized loss on deliveries were recognized and recorded as follows:

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
	$	$	$	$
Unrealized gain (loss) on contracts	(17,717)	1,611	(16,028)	(319)
Realized gain (loss)	235	-	235	(2,396)
Total included in derivative gain (loss)	(17,482)	1,611	(15,793)	(2,715)

The fair value as at September 30, 2011, and the fair value based on an increase or a decrease of 10% of the exchange rate as compared to the U.S. dollar would have been as follows. The entire change in fair value would go through the statement of earnings.

Fair value	September 30, 2011	Increase of 10%	Decrease of 10%
	$	$	$
Canadian dollar	(15,523)	(41,922)	12,351
South African Rand (ZAR)	(44)	(939)	1,044

Sensitivity analysis on net monetary assets:

The foreign exchange loss recorded in the third quarter of 2011 of $11,866,000 (first nine months of 2011 – $12,099,000) compared to $8,530,000 during the third quarter of 2010 (first nine months of 2010 – $5,016,000) was mainly due to the impact of foreign exchange variation on net monetary asset position comprising items such as cash held in Canadian dollars, receivables, payables, income and mining taxes payable, and asset retirement obligations. A 10% depreciation of the Canadian dollar compared to the U.S. dollar would impact negatively net earnings (including the tax impact) by approximately by $10,000,000. A 10% appreciation would increase net earnings (including the tax impact) by approximately $13,000,000.

Oil option contracts and fuel market price risk

Diesel is a key input to extract tonnage and, in some cases, to wholly or partially power operations. Since fuel is produced by the refinement of crude oil, changes in the price of oil directly impact fuel costs. The Company believes there is a strong relationship between prices for crude oil, heating oil and diesel.

During the third quarter of 2011, the Company modified its strategy by using West Texas Crude oil as the basis for hedging. The Company increased its hedge position for its exposure to fuel by executing a combination of swap and option contracts.

As a result, as at September 30, 2011, the Company had outstanding contracts covering 72% of its exposure for the remainder of 2011, and 71% of its exposure in 2012. Planned fuel requirements are for the Rosebel, Essakane, Sadiola and Yatela operations.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

The fair value is included in other liabilities (current and non-current) in the consolidated balance sheet. At September 30, 2011, the fair value of outstanding contracts was as follows:

Fair value	Number of Gallons/ Barrels	September 30 2011	December 31 2010
		$	$
Heating oil option contracts (gallons)	8,400,000	(230)	-
Crude oil swap contracts (barrels)	30,000	(155)	-
Crude oil option contracts (barrels)	453,600	(420)	-
		(805)	-

The fair value of these contracts, based on an increase or a decrease of 10% of the price per gallon, would have been as follows. The entire change in fair value would go through the statement of earnings.

	September 30 2011	Increase of 10%	Decrease of 10%
	$	$	$
Oil contracts	(805)	3,680	(4,495)

Changes in fair values resulted in a derivative gain (loss) as follows:

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
	$	$	$	$
Unrealized gain (loss) on contracts	(3,766)	634	(3,150)	(867)
Realized loss	(257)	(332)	(257)	(314)
Total included in derivative gain (loss)	(4,023)	302	(3,407)	(1,181)

Aluminum contracts and market price risk

Aluminum is a key input in the production of ferroniobium. The Company has a hedging strategy to limit the impact of fluctuations of aluminum prices and to economically hedge a portion of its future consumption of aluminum at the Niobec mine. The Company used swap contracts to economically hedge 55% of its aluminum exposure for the remaining of 2011 and 60% of its aluminum exposure for 2012 at the Niobec mine. The fair value of outstanding contracts as at September 30, 2011 was a loss of $591,000 (December 31, 2010 – $nil) and was included in other liabilities (current and non-current). The valuation of these contracts was based on an aluminum price of between $2,290 and $2,500 per metric tonne, at no cost, for the 2011 and 2012 consumption.

These contracts did not qualify for hedge accounting. Changes in fair values resulted in a derivative gain (loss) as follows:

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
	$	$	$	$
Unrealized loss on contracts	(610)	-	(591)	(186)
Realized gain (loss)	(60)	-	(29)	79
Total included in derivative loss	(670)	-	(620)	(107)

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

(b)	Capital management

On January 14, 2011, the Company paid the 2010 annual dividend of $0.08 per share totaling $29,828,000. On June 21, 2011, IAMGOLD announced the next semi-annual dividend payment in the amount of $0.10 per share totaling $37,513,000 which was paid on July 20, 2011, in addition to $11,713,000 related to subsidiaries’ dividends payable to minority interests.

In July 2011, IAMGOLD filed a renewal of its existing short form base shelf prospectus qualifying the distribution of securities of up to $1 billion. The renewal has a 25 month life in Canada, except for Quebec, and the United States, and is intended to provide the Company additional financial flexibility. The proceeds from any such offerings may be used by the Company to further expand and develop its existing mines, advance its development projects, further explore and develop its mineral properties, fund working capital requirements or for other general corporate purposes including acquisitions. This filing is a renewal of the Company’s existing base shelf prospectus that was never drawn on.

(c)	Derivative gain (loss)

The derivative gain (loss) is included in Interest income, derivatives and other investments gains (note 22) in the consolidated statement of earnings.

		Three months ended September 30		Nine months ended September 30
	Note	2011	2010	2011	2010
Unrealized change in fair value of:		$	$	$	$
Derivative – Currency contracts	14(a)	(17,717)	1,611	(16,028)	(319)
Derivative – Oil contracts	14(a)	(3,766)	634	(3,150)	(867)
Derivative – Aluminum contracts	14(a)	(610)	-	(591)	(186)
Other (warrants, warrants held as investments and embedded derivatives)		(1,278)	1,581	746	1,747
Unrealized derivative gain (loss)		(23,371)	3,826	(19,023)	375
Realized gain (loss) on:
Derivative – Currency contracts	14(a)	235	-	235	(2,396)
Derivative – Oil contracts	14(a)	(257)	(332)	(257)	(314)
Derivative – Aluminum contracts	14(a)	(60)	-	(29)	79
Realized derivative gain (loss)		(82)	(332)	(51)	(2,631)
Derivative gain (loss)		(23,453)	3,494	(19,074)	(2,256)

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

15.	PROVISIONS

(a)	Asset retirement obligations

The following table presents the reconciliation of the liability for asset retirement obligations:

	Three months ended September 30 2011	Nine months ended September 30 2011
	$	$
Balance, beginning of the period	182,533	187,421
Discontinued operations – Mupane	-	(9,236)
Revision in the discount rates – capitalized in mining assets	11,003	11,003
Revision in the discount rates – expensed	12,279	12,279
Accretion expense	778	2,467
Disbursement	(661)	(1,651)
Foreign exchange variation	(8,578)	(4,929)
Balance, end of the period	197,354	197,354
Less current portion	(2,518)	(2,518)
Non-current portion	194,836	194,836

The revision in the estimated cash flows is related to the decrease of discount rates used in the calculation during the third quarter of 2011. At the end of September 2011, the average discount rate was between 0.12% and 1.39% compared to between 1.49% and 2.52% at the end of December 2010 for all the Company’s mines and sites.

(b)	Provisions for litigation claims

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

The Company is subject to various litigation actions, whose outcome could have an impact on its valuation should it be required to make payments to the plaintiffs. In-house counsel and outside legal advisors assess the potential outcome of the litigation and the Company establishes provisions for future disbursements required. As at September 30, 2011, the Company does not have any material provisions for litigation claims.

16.	SHARE CAPITAL

(a)	Authorized

Unlimited first preference shares, issuable in series

Unlimited second preference shares, issuable in series

Unlimited common shares

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

(b)	Issued and outstanding common shares

Nine months ended September 30	2011	2010
	Number of shares	Number of shares
Outstanding, beginning of year	372,849,289	368,887,211
Issuance of flow-through shares (note 16(c))	1,700,000	1,978,064
Exercise of warrants	-	160,000
Exercise of options	1,140,270	1,649,014
Issuance of shares for share-based payments (note 17(b)(c))	57,239	68,711
Outstanding, end of the period	375,746,798	372,743,000

(c)	Issuance of flow-through common shares

Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on prescribed resource expenditures in accordance with the applicable tax legislation. The proceeds from the flow-through common shares fund prescribed resource expenditures on the Westwood project.

In February 2011, IAMGOLD entered into an agreement for a private placement of flow-through common shares. The issuance of 1,700,000 common shares at a price of C$25.48 per share raised gross proceeds of $43,281,000 (C$43,316,000).

In 2010, the Company issued 1,575,000 flow-through common shares in March 2010 at C$20.00 per share with gross proceeds of $29,706,000 (C$31,500,000) in addition to 403,064 flow-through common shares in September 2010 at C$24.81 per share with gross proceeds of $9,394,000 (C$10,000,000).

Flow-through common shares are recognized based on the quoted price of the existing shares on the date of the issue. The difference between the amount recognized in common shares and the amount the investor pays for the shares is recognized as a deferred gain which is reversed into earnings as eligible expenditures are made. As at September 30, 2011, the Company had applied the entire flow-through common share proceeds raised to eligible expenditures.

(d)	Earnings per share

Basic earnings per share computation

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
	$	$	$	$
Numerator:
Net earnings from continuing operations attributable to equity shareholders of the Company	49,982	37,359	257,705	106,007
Net earnings attributable to equity shareholders of the Company	40,750	52,005	673,025	138,565
Denominator:	Number	Number	Number	Number
Weighted average number of common shares (basic)	375,394,844	372,080,314	374,635,491	370,920,475
	$/share	$/share	$/share	$/share
Basic earnings from continuing operations attributable to equity shareholders of the Company per share	0.13	0.10	0.69	0.29
Basic earnings attributable to equity shareholders of the Company per share	0.11	0.14	1.80	0.37

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

  Diluted earnings per share computation

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Denominator:	Number	Number	Number	Number
Weighted average number of common shares (basic)	375,394,844	372,080,314	374,635,491	370,920,475
Dilutive effect of employee share options	1,318,998	1,703,094	1,539,586	1,842,363
Dilutive effect of share bonus plan and employee deferred share plan	107,768	68,532	99,880	88,272
Dilutive effect of employees performance share units	13,789	-	5,383	-
Weighted average number of common shares (diluted)	376,835,399	373,851,940	376,280,340	372,851,110
	$/share	$/share	$/share	$/share
Diluted earnings from continuing operations attributable to equity shareholders of the Company per share	0.13	0.10	0.68	0.28
Diluted earnings attributable to equity shareholders of the Company per share	0.11	0.14	1.79	0.37

Equity instruments excluded from the computation of diluted earnings per share which could be dilutive in the future were as follows:

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
	Number	Number	Number	Number
Share options	164,622	254,456	243,172	363,856

17.	SHARE-BASED PAYMENTS

The Company expenses the fair value of all share-based payment transactions, all of which are equity-settled. The amount recorded in earnings in the period is as follows:

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
	$	$	$	$
Share option plan	1,014	1,527	3,743	5,753
Share bonus plan	174	78	335	241
Deferred share plan	408	36	958	150
	1,596	1,641	5,036	6,144

(a)	Share option plan

The Company has a comprehensive share option plan for its full-time employees, directors and officers. As at September 30, 2011, the total number of shares reserved for the grants of share options was 20,257,401. As of September 30, 2011, 7,264,878 shares remain in reserve.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

Nine months ended September 30	2011
	Options	Weighted Average Exercise Price (C$)
Outstanding, beginning of year	4,732,649	11.31
Granted	672,416	19.11
Exercised	(1,140,270)	9.69
Forfeited	(303,167)	11.91
Outstanding, end of the period	3,961,628	13.05
Exercisable, end of the period	1,696,183	11.19

The following are the weighted average inputs to the Black-Scholes model used in determining fair value for options granted in the first nine months of 2011. The estimated fair value of the options is expensed over their vesting period of five years.

2011
Risk-free interest rate	2%
Volatility	45%
Dividend	0.42%
Weighted average expected life of options issued (years)	5.0
Weighted average grant-date fair value (C$ per share)	7.69
Weighted average share price at grant date (C$ per share)	19.07
Weighted average exercise price (C$ per share)	19.11

Expected volatility is estimated by considering historic average share price volatility.

(b)	Share bonus plan

A summary of the status of the Company’s share bonus plan and changes during the first nine months of 2011 is presented below.

Nine months ended September 30	2011
Number
Outstanding, beginning of year	12,500
Granted	197,231
Issued	(23,250)
Forfeited	(750)
Outstanding, end of the period	185,731

(c)	Deferred share plan

The Company has a deferred share plan for employees whereby a maximum of 500,000 common shares may be awarded. As of September 30, 2011, 402,927 shares remained in reserve.

Summary of plan

Restricted share units: Executive officers and certain employees are granted restricted share units from the deferred share plan on an annual basis. Restricted share units granted in 2010 and prior vest equally over three or four years, have no restrictions upon vesting and are equity settled. There are no cash settlement alternatives and no vesting conditions other than service.

Starting in 2011, restricted share unit grants vest after thirty-five months, have no restrictions upon vesting and are equity settled. There are no cash settlement alternatives and no vesting conditions other than service.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

Restricted share units are granted to employees based on performance objectives and criteria determined on an annual basis based on guidelines established by the Compensation Committee of the Board of Directors. The amount of shares granted is determined as part of the employees’ overall compensation.

A summary of the status of the Company’s restricted share units and changes during the first nine months of 2011 is presented below.

Nine months ended September 30	2011
Number
Outstanding, beginning of year	137,417
Granted	160,602
Issued	(33,988)
Forfeited	(16,996)
Outstanding, end of the period	247,035

The following are the weighted average inputs to the Black-Scholes model used in determining fair value for restricted share units granted in the first nine months of 2011. The estimated fair value of the awards is expensed over their vesting period of thirty-five months.

2011
Weighted average grant-date fair value (C$ per share)	20.21
Share price (C$ per share)	20.63
Risk-free interest rate	1%
Volatility	43%
Dividend	0.75%
Weighted average expected life (years)	2.9

Expected volatility is estimated by considering historic average share price volatility adjusted for market fluctuations.

Performance share units: Starting in 2011, executive officers and senior employees are granted on an annual basis, performance share units from the deferred share plan based on performance objectives and criteria determined on an annual basis and as per guidelines established by the Compensation Committee of the Board of Directors. The amount of performance share units granted is determined as part of the executive officers and senior employees’ overall compensation. The performance share units vest after thirty-five months provided the Compensation Committee determines certain corporate performance targets are achieved and the service conditions are met.

A summary of the status of the Company’s performance share units and changes during the first nine months of 2011 is presented below.

Nine months ended September 30	2011
Number
Outstanding, beginning of year	-
Granted	74,639
Forfeited	(2,090)
Outstanding, end of the period	72,549

(d)	Share purchase plan

The Company has a share purchase plan for Canadian and American – resident or expatriate employees with more than three months of continuous service. Participants determine their contribution as a whole percentage of their base salary from 1% to 10%. The Company matches 75% of the first 5% of employee contributions, to a maximum of 3.75% of the employee’s salary, towards the purchase of shares on the open market. No shares are issued from treasury under the current purchase plan. The Company’s contribution is expensed and is considered vested at the end of the day on December 31 of each calendar year.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

18.	NET CHANGE in FAIR VALUE RESERVE

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
	$	$	$	$
Change in fair value of available-for-sale financial assets
Unrealized gain (loss)	(1,305)	23,731	6,425	27,795
Income and mining tax impact	243	(2,993)	(1,939)	(3,123)
	(1,062)	20,738	4,486	24,672
Reversal of unrealized gain on sale and impairment of available-for-sale financial assets
Gain on sale net of impairment	(7,013)	(1,194)	(7,944)	(10,135)
Income and mining tax impact	936	149	1,061	1,361
	(6,077)	(1,045)	(6,883)	(8,774)
	(7,139)	19,693	(2,397)	15,898

19.	MINING COSTS

Mining costs include mine production, transport and smelter processing costs, royalty expenses, applicable site administrative costs, applicable stripping costs and other related costs, as well as depreciation, depletion and amortisation.

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
	$	$	$	$
Direct operating costs – mines	163,248	119,174	460,883	293,735
Royalties	21,304	10,613	57,023	28,250
Operating costs – mines	184,552	129,787	517,906	321,985
Stock movements	(1,174)	(23,536)	(5,738)	(19,598)
Adjustment to asset retirement obligations related to closed mines	12,279	-	12,279	-
Other	8,106	736	15,271	7,123
Mining costs excluding depreciation, depletion and amortisation	203,763	106,987	539,718	309,510
Depreciation, depletion and amortisation	37,009	32,221	110,521	83,554
Mining costs	240,772	139,208	650,239	393,064

20.	GENERAL AND ADMINISTRATIVE EXPENSES

		Three months ended September 30		Nine months ended September 30
	Note	2011	2010	2011	2010
		$	$	$	$
Salaries, director and management fees		7,014	5,427	17,761	17,045
Professional and consulting fees		3,345	2,372	8,888	7,615
Office administration and other		1,861	668	4,548	3,270
		12,220	8,467	31,197	27,930
Share-based payments	17	1,596	1,641	5,036	6,144
Depreciation		558	372	1,508	1,042
General and administrative expenses		14,374	10,480	37,741	35,116

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

21. FINANCE COSTS

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
	$	$	$	$
Credit facility fees	998	1,041	2,918	2,727
Accretion expense	778	168	2,467	1,614
Other	196	7	277	19
	1,972	1,216	5,662	4,360

22. INTEREST INCOME, DERIVATIVES AND OTHER INVESTMENT GAINS (LOSSES)

		Three months ended September 30		Nine months ended September 30
	Note	2011	2010	2011	2010
		$	$	$	$
Interest income		585	30	732	135
Gain on sale of gold bullion	8	-	-	1,412	-
Gain on sale of marketable securities	14(a)	7,164	1,194	8,095	10,135
Gain (loss) on sale of assets		(110)	5	1,218	39
Gain on sale on the La Arena project	5	-	-	10,517	-
Derivative gain (loss)	14(c)	(23,453)	3,494	(19,074)	(2,256)
Amortisation of gain related to flow-through shares		2,600	2,357	6,892	6,118
Other		785	129	1,196	(639)
		(12,429)	7,209	10,988	13,532

23. INCOME AND MINING TAX EXPENSES

The Company estimates the effective tax rate expected to be applicable for the full fiscal year and uses that rate to provide for income taxes in interim reporting periods. The Company also recognizes the tax impact on certain discrete (unusual or infrequently occurring) items, including changes in judgment concerning the probable realization of losses and effects of changes in tax laws or rates, in the interim period in which they occur.

The Company reported income and mining tax expenses of $70,271,000 and $30,282,000 for the three months ended September 30, 2011 and 2010, respectively (nine months ended September 30, 2011 and 2010 – $161,081,000 and $88,535,000, respectively). The effective income and mining tax rates vary from combined Canadian federal and provincial statutory income tax rates of 28% and 31%, for 2011 and 2010, respectively, due to the geographical distribution of earnings, which are subject to different tax rates, fluctuations in exchange rates and other non deductible expenses.

The Company has generally not recognized tax benefits on losses generated in several countries where the recent history of operating losses does not satisfy the probable criteria for the recognition of deferred tax assets. Consequently, there are no income tax benefits recognized on the pre-tax losses in these jurisdictions.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

24.	CASH FLOW ITEMS

      (a)   Adjustments for other non-cash items

		Three months ended September 30		Nine months ended September 30
	Note	2011	2010	2011	2010
		$	$	$	$
Share-based payments		1,596	1,641	5,036	6,144
Gain on sale of marketable securities	14(a)	(7,164)	(1,194)	(8,095)	(10,135)
Loss (gain) on sale of assets	22	110	(5)	(11,735)	(39)
Derivative loss (gain)	14(c)	23,453	(3,494)	19,074	2,256
Amortisation of gain related to flow-through shares		(2,600)	(2,357)	(6,892)	(6,118)
Unrealized foreign exchange and other		(45)	2,210	(1,857)	4,194
		15,350	(3,199)	(4,469)	(3,698)

      (b)   Adjustments for cash items within operating activities

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
	$	$	$	$
Disbursement related to asset retirement obligations	(661)	(709)	(1,651)	(1,620)
Settlement of derivatives	(1,706)	(2,321)	(2,858)	(5,054)
Disbursement related to termination benefits	(63)	(16)	(335)	(189)
Other	(25)	(52)	(69)	(161)
	(2,455)	(3,098)	(4,913)	(7,024)

      (c)   Movements in non-cash working capital items and long-term ore stockpiles

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
	$	$	$	$
Receivables and other non-current assets	(4,954)	7,284	(14,856)	23,248
Inventories and long-term ore stockpiles	(21,087)	(43,735)	(84,145)	(65,715)
Accounts payable and accrued liabilities	26,474	3,252	19,738	(13,438)
	433	(33,199)	(79,263)	(55,905)

      (d)   Other investing activities

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
	$	$	$	$
Proceeds from sale of investments (Acquisition of investments)	(2,617)	996	(17,767)	14,920
Restricted cash	-	-	(1,244)	-
Net disposal (acquisition) of other assets	(397)	(304)	2,023	(1,415)
	(3,014)	692	(16,988)	13,505

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

25.	COMMITMENTS AND CONTINGENCIES

(a)	Quimsacocha Project in Ecuador

In November 2009, detailed mining and environmental regulations relating to the Ecuadorian mining law passed in February 2009 were completed and approved by President Correa. The Company has obtained the requisite permits and authorization to advance feasibility work at the Quimsacocha project in Ecuador. The Company maintains regular contact and dialogue with senior government officials in order to obtain needed clarity on fiscal and other matters including the analysis of the model mining contract recently released by the Ecuadorian government. The Company is also closely following the progress of mining contract negotiations involving three projects in Ecuador, which may serve to clarify certain key terms.

Assessment of the project’s financial viability continues as the Company works to clarify key fiscal and other applicable dimensions. At September 30, 2011, the carrying value of the Quimsacocha project included in exploration and evaluation assets was $26,265,000.

(b)	Camp Caiman Project In French Guiana

The Company continues to pursue legal action for both the legality of the French government’s decision; and the second one seeking compensation in the amount of €275,000,000 for damages resulting from that decision. No substantial progress was made in the third quarter.

(c)	Capital commitments

	September 30 2011	December 31 2010
	$	$
Capital commitments (excluding those related to joint ventures)
Contracted capital expenditures	88,195	32,152
Purchase obligations	82,975	15,302
Operating leases	6,458	5,869
Capital commitments related to joint ventures (IAMGOLD share)
Contracted capital expenditures	1,207	-
Purchase obligations	31,455	25,878
Operating leases	-	-

26.	RELATED PARTY TRANSACTIONS

There were no material related party transactions in 2011 and 2010.

27.	SEGMENTED INFORMATION

The Company’s gold mine segment is divided into geographic segments, as follows:

•	Suriname:
–	Rosebel mine

•	Burkina Faso:
–	Essakane mine

•	Canada:
–	Doyon division including the Mouska mine and the Westwood project

•	Mali:
–	Joint venture in the Sadiola mine (41%)
–	Joint venture in the Yatela mine (40%)

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

•	Discontinued operations (note 6)
–	Botswana, Mupane mine
–	Investments in associates in the Tarkwa and Damang mines (18.9%).

The Company’s segments also include non-gold activities for the Niobec mine located in Canada, Exploration and evaluation, and Corporate which also includes royalty interests located in Canada and the investment in associate (Galane) (note 6(b)).

Three months ended September 30, 2011

	Gold Mines
	Suriname	Burkina Faso	Canada	Mali	Total
	$	$	$	$	$
Revenues	165,357	152,337	4,922	64,617	387,233
Depreciation, depletion and amortisation	12,550	16,012	254	1,135	29,951
Exploration expenses	300	859	1,707	1,676	4,542
Interest income	-	-	-	-	-
Interest expense	42	168	53	-	263
Gain on sale of assets, marketable securities, and other	-	-	280	-	280
Net earnings (loss)	69,092	68,519	(5,681)	14,665	146,595
Expenditures for mining assets and capitalized exploration and evaluation	25,185	25,654	35,336	2,190	88,365
Decrease to goodwill	-	-	-	-	-

	Total Gold Mines	Niobium	Exploration and Evaluation	Corporate	Subtotal	Discontinued operations	Total
	$	$	$	$	$	$	$
Revenues	387,233	42,412	-	2,249	431,894	-	431,894
Depreciation, depletion and amortisation	29,951	5,147	99	2,370	37,567	-	37,567
Exploration expenses	4,542	-	15,794	-	20,336	-	20,336
Interest income	-	-	10	575	585	-	585
Interest expense	263	(8)	-	939	1,194	-	1,194
Gain on sale of assets, marketable securities, and other (note 22)	280	581	9	9,569	10,439	-	10,439
Net earnings (loss)	146,595	11,707	(15,043)	(83,252)	60,007	(9,232)	50,775
Expenditures for mining assets and capitalized exploration and evaluation	88,365	13,542	752	-	102,659	761	103,420
Decrease to goodwill	-	-	-	-	-	-	-

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

Three months ended September 30, 2010

	Gold Mines
	Suriname	Burkina Faso	Canada	Mali	Total
	$	$	$	$	$
Revenues	119,373	22,711	3,689	46,836	192,609
Depreciation, depletion and amortisation	13,474	9,275	-	2,399	25,148
Exploration expenses	30	364	1,044	498	1,936
Interest income	-	3	-	-	3
Interest expense	-	-	(6)	-	(6)
Gain on sale of assets, marketable securities and other	-	-	-	-	-
Net earnings (loss)	37,344	(9,788)	(570)	9,103	36,089
Expenditures for mining assets and capitalized exploration and evaluation	13,968	4,202	18,625	2,049	38,844
Increase to goodwill	-	-	-	-	-

	Total Gold Mines	Niobium	Exploration and Evaluation	Corporate	Subtotal	Discontinued Operations	Total
	$	$	$	$	$	$	$
Revenues	192,609	40,426	-	1,666	234,701	-	234,701
Depreciation, depletion and amortisation	25,148	4,885	68	2,492	32,593	-	32,593
Exploration expenses	1,936	-	10,280	-	12,216	-	12,216
Interest income	3	-	4	23	30	-	30
Interest expense	(6)	22	-	1,032	1,048	-	1,048
Gain on sale of assets, marketable securities and other (note 22)	-	-	4	3,681	3,685	-	3,685
Net earnings (loss)	36,089	29,898	2,731	(28,854)	39,864	14,646	54,510
Expenditures for mining assets and capitalized exploration and evaluation	38,844	14,372	2,752	-	55,968	622	56,590
Increase to goodwill	-	-	-	-	-	-	-

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

Nine months ended September 30, 2011

	Gold Mines
	Suriname	Burkina Faso	Canada	Mali	Total
	$	$	$	$	$
Revenues	443,923	418,186	20,018	171,493	1,053,620
Depreciation, depletion and amortisation	38,126	47,991	290	3,378	89,785
Exploration expenses	300	2,759	5,790	3,715	12,564
Interest income	-	-	-	-	-
Interest expense	133	168	96	-	397
Gain on sale of assets, marketable securities, and other	-	-	769	-	769
Net earnings (loss)	179,017	182,247	(9,695)	12,475	364,044
Expenditures for mining assets and capitalized exploration and evaluation	50,874	57,324	95,169	5,374	208,741
Decrease to goodwill	-	-	-	-	-

At September 30, 2011:
Total assets	811,793	948,690	612,798	166,393	2,539,674
Total liabilities	242,714	119,851	114,209	65,976	542,750

	Total Gold Mines	Niobium	Exploration and Evaluation	Corporate	Subtotal	Discontinued Operations	Total
	$	$	$	$	$	$	$
Revenues	1,053,620	130,125	-	7,837	1,191,582	-	1,191,582
Depreciation, depletion and amortisation	89,785	14,859	263	7,122	112,029	-	112,029
Exploration expenses	12,564	-	39,712	-	52,276	-	52,276
Interest income	-	-	18	714	732	-	732
Interest expense	397	(10)	-	2,808	3,195	-	3,195
Gain on sale of assets, marketable securities, and other (note 22)	769	581	648	27,332	29,330	-	29,330
Net earnings (loss)	364,044	26,601	(36,108)	(72,308)	282,229	415,320	697,549
Expenditures for mining assets and capitalized exploration and evaluation	208,741	36,667	2,330	-	247,738	4,328	252,066
Decrease to goodwill	-	-	(11,289)	-	(11,289)	-	(11,289)

At September 30, 2011:
Total assets	2,539,674	454,278	33,225	1,120,448	4,147,625	-	4,147,625
Total liabilities	542,750	73,611	2,342	101,075	719,778	-	719,778

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

Nine months ended September 30, 2010

	Gold Mines
	Suriname	Burkina Faso	Canada	Mali	Total
	$	$	$	$	$
Revenues	337,919	22,711	11,103	160,213	531,946
Depreciation, depletion and amortisation	38,185	9,275	3	15,584	63,047
Exploration expenses	175	364	3,093	1,773	5,405
Interest income	-	3	-	-	3
Interest expense	-	-	309	-	309
Gain on sale of assets, marketable securities and other	-	-	-	-	-
Net earnings (loss)	96,414	(10,393)	(461)	34,050	119,610
Expenditures for mining assets and capitalized exploration and evaluation	41,344	117,317	67,451	7,181	233,293
Increase to goodwill	-	-	-	-	-

	Total Gold Mines	Niobium	Exploration and Evaluation	Corporate	Subtotal	Discontinued operations	Total
	$	$	$	$	$	$	$
Revenues	531,946	119,543	-	4,670	656,159	-	656,159
Depreciation, depletion and amortisation	63,047	13,947	181	7,421	84,596	-	84,596
Exploration expenses	5,405	-	26,501	-	31,906	-	31,906
Interest income	3	-	12	120	135	-	135
Interest expense	309	36	-	2,401	2,746	-	2,746
Gain on sale of assets, marketable securities and other (note 22)	-	-	38	15,615	15,653	-	15,653
Net earnings (loss)	119,610	37,143	(8,093)	(35,863)	112,797	32,558	145,355
Expenditures for mining assets and capitalized exploration and evaluation	233,293	55,111	17,191	-	305,595	1,886	307,481
Increase to goodwill	-	-	-	-	-	-	-

  At December 31, 2010

	Gold Mines
	Suriname	Burkina Faso	Canada	Botswana	Mali	Total
	$	$	$	$	$	$
Total assets	732,319	874,011	494,512	53,106	151,095	2,305,043
Total liabilities	203,194	80,908	107,651	29,879	63,696	485,328

	Total Gold Mines	Niobium	Exploration and Evaluation	Corporate	Subtotal	Equity Accounted Items	Total
	$	$	$	$	$	$	$
Total assets	2,305,043	421,882	107,886	350,172	3,184,983	246,122	3,431,105
Total liabilities	485,328	62,018	15,675	109,963	672,984	-	672,984

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

28.	TRANSITION TO IFRS

As stated in note 2(a), these are the Company’s unaudited consolidated interim financial statements prepared during the year of transition to IFRS, in accordance with IFRS. Adoption of IFRS requires the Company to make certain accounting policy choices, and disclose the expected impact on the Company’s financial position and results of operations. The Company adopted IFRS in accordance with IFRS 1, First-Time Adoption of International Financial Reporting Standards. The first date at which IFRS were applied is January 1, 2010 (the “transition date”). In accordance with IFRS, the Company applied certain optional exemptions and certain mandatory exceptions as applicable for first time IFRS adopters.

The accounting policies set out in note 3 have been applied in preparing the financial statements for the first, second and third quarters of 2011, the comparative information presented in these consolidated financial statements for the first, second and third quarters of 2010 and the year ended December 31, 2010, and in the preparation of the opening IFRS consolidated balance sheet at January 1, 2010.

In preparing its opening IFRS consolidated balance sheet, and comparative consolidated financial statements in 2010, the Company has adjusted amounts reported previously in financial statements in accordance with previous Canadian generally accepted accounting principles (“GAAP”). These adjusted amounts have not been audited yet. The 2011 and comparative 2010 annual consolidated financial statements under IFRS may differ from these preliminary amounts as a result of different interpretation, adjustments relating to any new IFRS pronouncements or other items identified during the completion and audit of the 2011 and the comparative 2010 consolidated financial statements.

(a)	Unaudited reconciliation of consolidated equity at January 1, 2010, March 31, 2010, June 30, 2010, September 30, 2010 and December 31, 2010

The following table presents the impact on shareholders’ equity.

	January 1, 2010	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
	$	$	$	$	$
Shareholders’ equity under Canadian GAAP	2,416,661	2,521,517	2,537,725	2,637,623	2,775,810
IFRS adjustments – Increase (decrease) in equity:
Foreign currency translation (note i)	(49,568)	(71,973)	(35,869)	(64,139)	(89,887)
Business combinations (note ii)	-	475	2,004	3,678	3,971
Exploration and evaluation assets (note iii)	(5,266)	(5,266)	(5,266)	(5,266)	(5,266)
Asset retirement obligations (note iv)	(5,118)	(2,381)	(907)	1,918	(19,721)
Financial instruments (note v)	2,476	2,711	2,711	2,711	7,611
Warrants (note vi)	(555)	(218)	(654)	-	-
Flow-through shares (note vii)	(3,006)	(6,244)	(5,260)	(6,688)	24
Employee benefits (note viii)	(2,278)	(2,323)	(2,206)	(2,260)	(3,294)
Income and mining taxes (note ix)	29,995	28,840	16,530	26,662	31,006
Non-controlling interests reclassifications (note x)	23,111	26,247	24,472	32,706	57,867
	(10,209)	(30,132)	(4,445)	(10,678)	(17,689)
Total equity under IFRS	2,406,452	2,491,385	2,533,280	2,626,945	2,758,121

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

(b)

Unaudited reconciliation of consolidated net earnings for the first, second and third quarters ended March 31, 2010, June 30, 2010 and September 30, 2010 respectively, and the year ended December 31, 2010

The following table presents the impact on net earnings. Each line is net of income and mining tax and non-controlling interests where applicable.

	First quarter ended March 31, 2010	Second quarter ended June 30, 2010	Third quarter ended September 30, 2010	Nine months ended September 30, 2010	Year 2010
	$	$	$	$	$
Net earnings under Canadian GAAP	58,844	35,713	40,752	135,309	279,793
IFRS adjustments – Increase (decrease) in net earnings:
Unrealized loss on translating financial statements of foreign denominated entities (note i)	(2,622)	4,883	(4,336)	(2,075)	(5,213)
Business combinations (note ii)	(287)	(1,710)	1,726	(271)	(593)
Asset retirement obligations (note iv)	2,737	1,474	2,825	7,036	(14,603)
Warrants (note vi)	337	(436)	(84)	(183)	(183)
Flow-through shares (note vii)	-	982	628	1,610	2,256
Employee benefits (note viii)	(45)	117	(54)	18	(67)
Income and mining taxes (note ix)	(1,155)	(12,308)	10,130	(3,333)	233
Non-controlling interests reclassifications (note x)	2,355	1,966	2,923	7,244	18,222
	1,320	(5,032)	13,758	10,046	52
Net earnings under IFRS	60,164	30,681	54,510	145,355	279,845
Net earnings from continuing operations	48,730	24,203	39,864	112,797	240,653
Net earnings from discontinued operations	11,434	6,478	14,646	32,558	39,192
Net earnings under IFRS	60,164	30,681	54,510	145,355	279,845

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

(c)

Unaudited reconciliation of consolidated comprehensive income for the first, second and third quarters ended March 31, 2010, June 30, 2010 and September 30, 2010 respectively, and the year ended December 31, 2010

	First quarter ended March 31, 2010	Second quarter ended June 30, 2010	Third quarter ended September 30, 2010	Nine months ended September 30, 2010	Year 2010
	$	$	$	$	$
Comprehensive income under Canadian GAAP	73,247	5,842	84,379	163,468	334,596
Adjustment to net earnings (see table (b) above)	1,320	(5,032)	13,758	10,046	52
Reversal of cumulative translation adjustment (note i)	(19,783)	31,221	(23,934)	(12,496)	(35,107)
Increase in unrealized gain in available-for-sale financial assets (note v)	235	-	-	235	5,135
Defined benefit plans actuarial loss (note viii)	-	-	-	-	(949)
Income and mining tax impact (note ix)	-	-	-	-	777
	(18,228)	26,189	(10,176)	(2,215)	(30,092)
Comprehensive income under IFRS	55,019	32,031	74,203	161,253	304,504
Comprehensive income from continuing operations	43,585	25,553	59,557	128,695	265,312
Comprehensive income from discontinued operations	11,434	6,478	14,646	32,558	39,192
Comprehensive income under IFRS	55,019	32,031	74,203	161,253	304,504

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

(d)	Cash flow reconciliation

The statement of cash flow has been adjusted according to the following:

•

Interest paid and income and mining taxes paid have been shown separately within operating activities of the statement of cash flows, whereas they were previously disclosed as supplementary information;

•	Reclassification of cash flow related to discontinued operations.

(e)	Explanation of differences impacting the Company’s financial statements including IFRS 1 – First-Time Adoption of International Financial Reporting Standards

The following narratives explain the significant differences between Canadian GAAP accounting policies and the IFRS accounting policies adopted by the Company for interim and annual periods beginning January 1, 2011, with comparative information for 2010 restated under IFRS, including the IFRS 1 exemptions and exceptions applied in the conversion from Canadian GAAP to IFRS. Only the differences having an impact on the Company are described below.

i.	Foreign currency translation

Canadian GAAP – The factors considered in the determination of the functional currency of the Company, its subsidiaries, associates and joint ventures were prioritized based on management judgment. The U.S. dollar was the functional currency of the Company and all of its activities, with the exception of the Company’s Canadian mining activities, for which the functional currency was the Canadian dollar.

IFRS (IAS 21, The Effects of Changes in Foreign Exchange Rates) – The functional currency of the Company, its subsidiaries, associates and joint ventures is determined on the basis of primary economic environment factors. Secondary and other indicators may be used to provide further evidence of the functional currency. Finally, management judgment should be used if the indicators are mixed and the functional currency is not obvious, in order to determine the functional currency which most faithfully represents the economic effects of the underlying transactions, events and conditions of the entity.

Under IFRS, the U.S. dollar is the functional currency of the Company and all of its subsidiaries, associates and joint ventures. As a result, the cumulative translation adjustment within accumulated other comprehensive income on the consolidated balance sheet under Canadian GAAP was eliminated. Any monetary items denominated in a foreign currency are converted to U.S. dollars at the exchange rate in effect at the balance sheet date, non-monetary items at historical exchange rates, revenues and expenses at the average exchange rate in effect on the dates they occur and, depreciation, depletion and amortisation at the same historical exchange rates as the assets to which it relates. Foreign exchange gains and losses are recorded in the statement of earnings.

ii.	Business combinations

IFRS 1 provides the option to apply IFRS 3 Revised, Business Combinations, retrospectively or prospectively from the transition date. The retrospective basis would require restatement of all business combinations and all changes in interests in subsidiaries, associates and joint ventures that occurred prior to the transition date. The Company elected not to retrospectively apply IFRS 3 and transactions resulting in changes in interests that occurred prior to its transition date, and such business combinations and transactions were not restated.

In addition, as a condition under IFRS 1 for applying this exemption, goodwill relating to business combinations that occurred prior to the transition date was tested for impairment on the transition date even though no impairment indicators were identified. No impairment existed at the transition date.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

The IFRS adjustments below relate to changes in interests in a subsidiary occurring after January 1, 2010.

La Arena transaction

Canadian GAAP – Consideration received as part of the farm-out arrangement resulted in a dilution in the Company’s interest of a subsidiary. Refer to note 5 relating to the La Arena project for more information. Non-controlling interests were adjusted to reflect the reduction in the Company’s interest in net assets of the subsidiary with a corresponding proportionate reduction recognized in the value of the related goodwill and a gain for the difference between these amounts and the consideration received.

IFRS – The difference between the amount by which the non-controlling interests are adjusted and the consideration received is recognized directly in equity. No adjustment was made to the carrying amount of the assets and liabilities of the subsidiary, including goodwill.

iii.	Exploration and evaluation assets

Canadian GAAP – Exploration expenses incurred prior to the date of establishing that a property has mineral resources with the potential of being economically recoverable were charged against earnings. Costs incurred subsequent to this date were capitalized until such time as the projects were brought into production or were deemed economically unfeasible.

IFRS (IFRS 6, Exploration and Evaluation of Mineral Resources) – The Company’s policy is such that all exploration expenditures are charged to earnings. Evaluation expenditures, representing those activities that relate to the evaluation of the technical feasibility and commercial viability of extracting a mineral resource, are capitalized.

As a result, certain exploration costs capitalized under Canadian GAAP have been expensed under IFRS, resulting in a decrease in mining assets. This change had an impact only on transition. There was no impact to earnings in the first, second and third quarters of 2010 and the year ended December 31, 2010.

As part of the adoption of IFRS, the term “exploration and development” was replaced with “exploration and evaluation assets” in respect of capitalized exploration and evaluation projects.

iv.	Asset retirement obligations

Discount rate

Canadian GAAP – The discount rate used was the entity’s credit-adjusted risk-free rate. In addition, changes in the discount rate were not reflected in the measurement of the provision. The unwinding of the discount was presented as an operating expense. At the end of 2010, the average credit-adjusted risk-free interest rate was between 4.03% and 6.43% for all the Company’s mines and sites.

IFRS (IAS 37, Provisions, Contingent Liabilities and Contingent Assets) – The discount rate used reflects the risks specific to the obligation. Changes to the discount rate require re-measurement of the provision. The unwinding of the discount is presented as a financing cost. The impact is mainly related to these changes in the discount rate. Total projected undiscounted cash outflow has not changed materially. At the end of 2010, the average discount rate was between 1.49% and 2.52% for all the Company’s mines and sites.

Measurement of obligation

Canadian GAAP – The obligation is measured based on fair value using third-party market assumptions.

IFRS – Asset retirement obligations are measured at the best estimate of the expenditure required to settle the present obligation at the balance sheet date.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

IFRS 1 election – Decommissioning Liabilities Included in the Cost of Property, Plant and Equipment

Management has elected to use the IFRS 1 exemption which provides relief from the application of IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, and prescribes an alternative treatment in determining the adjustment to the corresponding asset and retained earnings at the transition date for changes in the estimate of the liability that occurred before the transition date to IFRS.

v.	Financial instruments

Unquoted marketable securities

Canadian GAAP – Investments in equity instruments classified as available-for-sale that did not have a quoted market price in an active market were measured at cost.

IFRS (IAS 39, Financial Instruments: Recognition and Measurement) – These assets are recognized at fair value where fair value can be reliably measured.

vi.	Warrants

Canadian GAAP – Contracts to deliver a fixed number of equity instruments in exchange for a fixed amount of foreign currency were considered equity instruments and were accounted for at cost.

IFRS – The Company’s warrants have a Canadian dollar exercise price which differs from the Company’s functional currency. As a result, these warrants are treated as a liability and measured at fair value with changes in fair value recognized through net earnings.

In addition, in 2009, some warrants expired without being exercised and were allocated to contributed surplus under Canadian GAAP. Under IFRS, the value of these warrants was transferred to retained earnings.

vii.	Flow-through shares

Canadian GAAP – Flow-through shares were recorded at their face value, net of related issuance costs. On the date the tax credits were renounced, a future tax liability was recognized as a cost of issuing the shares.

IFRS – Flow-through shares are recognized based on the quoted price of the existing shares on the date of the issue. The difference between the amount recognized in common shares and the amount the investor pays for the shares is recognized as a deferred gain which is reversed into earnings as eligible expenditures are incurred. The deferred tax impact is recorded as eligible expenditures are incurred, provided the Company has the intention to renounce the related tax benefits.

viii.	Employee benefits

Canadian GAAP – The recognition of actuarial gains and losses was deferred. In each period, the portion of actuarial gains and losses that exceeds 10% of the greater of the accrued benefit obligation at the beginning of the year, and the fair value of plan assets at the beginning of the year, was amortised (“corridor approach”).

IFRS – Actuarial gains and losses are recognized immediately in the statement of other comprehensive income, and are reported directly in retained earnings in the same period.

IFRS 1 provides the option to retrospectively apply the corridor approach under IAS 19, Employee Benefits, for the recognition of actuarial gains and losses, or recognize all cumulative gains and losses deferred under Canadian GAAP in opening retained earnings at the transition date. The Company elected to recognize a cumulative actuarial loss that existed at its transition date in opening retained earnings for all of its employee benefit plans.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

ix.	Income and mining taxes

Deferred tax on translation gains and/or losses on non-monetary assets and liabilities

Canadian GAAP – The tax effect of temporary differences related to translation gains or losses were specifically exempted from being recognized.

IFRS (IAS 12, Income Taxes) – There is no such exemption under IFRS. A translation gain or loss will arise where the local tax currency is not the same as the functional currency. Deferred tax is recognized on the difference between the book value of the non-monetary assets and the underlying tax basis, translated to the functional currency using the current foreign exchange rate.

Deferred tax on intercompany transactions

Canadian GAAP – Recognition of a deferred tax asset or liability for a temporary difference arising from intercompany transactions was prohibited. Such temporary differences may arise when the tax base of the asset in the buyer’s jurisdiction differs from the carrying amount of the asset in the consolidated financial statements. Further, cash taxes paid or recovered as a result of a transfer of an asset were recorded as a deferred tax asset or liability in the financial statements and recognized through tax expense when the asset was leaving the Company or was otherwise utilized.

IFRS – There are no such exceptions under IFRS. Therefore, deferred tax is recognized for temporary differences arising on intercompany transactions measured at the tax rate of the buyer, and cash tax paid or recovered on intercompany transactions is recognized in the period incurred.

Classification of deferred tax

Canadian GAAP – Deferred taxes were split between current and non-current components on the basis of either the underlying asset or liability, or the expected reversal of items not related to an asset or liability.

IFRS – All deferred tax assets and liabilities are classified as non-current.

Other adjustments

Other adjustments from Canadian GAAP to IFRS have been tax affected.

x.	Non-controlling interests

Canadian GAAP – Non-controlling interests in the equity of a consolidated affiliate were classified as a separate component between liabilities and equity in the consolidated balance sheet and as a component of net earnings within the consolidated statement of earnings.

IFRS – Non-controlling interests are classified as a component of equity separate from the equity of the parent and are not included in net earnings, but rather presented as an allocation of net earnings.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011

xi.	Impairment of property, plant and equipment

Recoverable amount

Canadian GAAP – A recoverability test was performed by first comparing the undiscounted expected future cash flows to be derived from the asset to its carrying amount. If the asset did not recover its carrying value, an impairment loss was calculated as the excess of the asset’s carrying amount over its fair value.

IFRS (IAS 36, Impairment of Assets) – The impairment loss is calculated as the excess of the asset’s carrying amount over its recoverable amount, where the recoverable amount is defined as the higher of the asset’s fair value less costs to sell (“FVLCS”) and its value in use. Under the FVLCS calculation, expected future cash flows from the asset are discounted to their net present value less an estimate of the cost to sell the asset.

The change in measurement methodology did not have an impact on transition or the year ended December 31, 2010.

Reversal of impairment

Canadian GAAP – A reversal of impairment losses was not permitted.

IFRS (IAS 39, Financial Instruments: Recognition and Measurement) – A reversal of impairment losses is required for assets other than goodwill if certain criteria are met.

On the transition date and in the year ended December 31, 2010, no reversal of impairment was recognized.

xii.	Other IFRS 1 exemptions and exceptions

IFRS 1 optional exemptions

Below are the remaining applicable optional exemptions in IFRS 1 applied in the conversion from Canadian GAAP to IFRS.

(i)

Borrowing costs – IFRS 1 permits the application of IAS 23, Borrowing Costs, which requires an entity to capitalize the borrowing costs related to all qualifying assets, retrospectively or prospectively from a date that is no later than the transition date. This is consistent with the Company’s policy under Canadian GAAP. As a result, no adjustment was required on transition to IFRS.

(ii)

Fair value as deemed cost – IFRS 1 permits the measurement of any item of property, plant and equipment at the item’s fair value on the date of transition as the item’s deemed cost. The Company elected to deem the cost of certain assets at their fair value on the date of transition. The selected assets had fair values that approximated their carrying values on January 1, 2010 and as a result, no transition adjustment was recorded.

IFRS Mandatory exceptions

As an applicable mandatory exception in IFRS 1 relevant to the Company’s conversion from Canadian GAAP to IFRS for estimates, hindsight is not used to create or revise estimates. The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2011